SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATURAL GROCERS BY VITAMIN COTTAGE, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value per share

(Title of Class of Securities)

63888U 108

(CUSIP Number)

Kemper Isely

12612 West Alameda Parkway

Lakewood, Colorado 80228

Tel: (303) 986-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

CUSIP No. 63888U108

1	Names of Reporting Persons Kemper Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock (as defined in this Schedule 13D) of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 3,097,402 shares of Common Stock beneficially owned directly by Mr. Isely, 91,938 shares owned directly by the LaRock and Luke Isely Trust, with respect to which Mr. Isely shares voting and investment power with Zephyr Isely as co-trustee of the trust, and 207,490 shares held by Mr. Andueza as custodian under the Colorado Uniform Transfer to Minors Act, or UTMA, for Mr. Isely's children Ritchie K. Isely and Raquel M. Isely, each of whom shares Mr. Isely's permanent residence.  The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Zephyr Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6%(3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 3,165,184 shares of Common Stock beneficially owned directly by Mr. Isely and 91,938 shares owned directly by the LaRock and Luke Isely Trust, with respect to which Mr. Isely shares voting and investment power with Kemper Isely as co-trustee of the trust, and 103,745 shares held by Mr. Andueza as custodian under the UTMA for Mr. Isely's child Dyami Cy Isely-Parvanta, whom shares Mr. Isely's permanent residence.  The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Heather Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% of Common Stock (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 931,020 shares beneficially owned directly by Ms. Isely, 207,490 shares held by Mr. Andueza as custodian under the UTMA for Ms. Heather Isely's children Masala A. Isely-Rice and Charles L. Isely-Rice, each of whom shares Ms. Heather Isely's permanent residence.  The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Elizabeth Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 1,254,306 shares beneficially owned directly by Ms. Isely.  The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Anthony Andueza

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,406 (1)

	8	Shared Voting Power 12,940,098 (2)(3)

	9	Sole Dispositive Power 392,406 (1)

	10	Shared Dispositive Power 13,331,707 (2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,332,504

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (4)

14	Type of Reporting Person (See Instructions) IN

(1) Comprises 797 shares of Common Stock held directly by the reporting person and 391,609 shares of Common Stock that are held directly by trusts or limited liability companies benefiting or established by Isely family members with respect to which the reporting person is either sole trustee or sole manager and has sole voting and dispositive power over such shares.

(2) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(3) Includes: 1,037,939 shares of Common Stock held directly by CTVC, LLC, an entity established for the benefit of the Isely Children's Trust and its beneficiaries; 71,772 shares of Common Stock held directly by KIVC 1, LLC, an entity established for the benefit of the Kemper Isely 2012 Irrevocable Family Trust and its beneficiaries; 6,716 shares of Common Stock held directly by KIVC 3, LLC an entity established for the benefit of  Sarah Isely, Mary Isely Sipes, David Isely, Anna Isely, K. Daisy Isely, Alyssa Isely, and Kemper Isely;  36,774 shares of Common Stock held directly by LIVC 1, LLC, an entity established for the benefit of the Lark Isely 2012 Irrevocable Family Trust and its beneficiaries; 36,774shares of Common Stock held directly by LIVC 2, LLC, an entity established for the benefit of the Lark Isely 2012 Irrevocable Family Trust and its beneficiaries; 201,856 shares of Common Stock held directly by HIVC 1, LLC, an entity established for the benefit of the Heather C. Isely 2012 Irrevocable Family Trust; and 37,717 shares of Common Stock held directly by EIVC 1, LLC, an entity established for the benefit of the Elizabeth Isely 2012 Irrevocable Family Trust.  The reporting person is the sole manager of each of the foregoing entities and as such may therefore be deemed to beneficially own all of such shares.  The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(4) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons CTVC, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 1,037,939 shares of Common Stock held by CTVC, LLC for the benefit of the Isely Children's Trust and its beneficiaries. Mr. Andueza is the sole manager of CTVC, LLC with sole voting and investment power over the shares of Common Stock held by it. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons KIVC 2, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098(1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 572,097 shares of Common Stock held by KIVC 2, LLC for the benefit of the Kemper Isely 2012 Irrevocable Family Trust and its beneficiaries.  Mr. Andueza is the sole manager of KIVC 2, LLC. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons ZIVC, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 616,254 shares of Common Stock held by ZIVC, LLC for the benefit of the Zephyr Isely 2012 Irrevocable Family Trust and its beneficiaries . Mr. Andueza is the sole manager of ZIVC, LLC with sole voting and investment power over the shares of Common Stock held by it. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons HIVC 2, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 478,788 shares of Common Stock held by HIVC 2, LLC for the benefit of the Heather C. Isely 2012 Irrevocable Family Trust and its beneficiaries. Mr. Andueza is the sole manager of HIVC 2, LLC with sole voting and investment power over the shares of Common Stock held by it. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons EIVC 2, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 295,249 shares of Common Stock held by EIVC 2, LLC for the benefit of the Elizabeth Isely 2012 Irrevocable Family Trust and its beneficiaries. Mr. Andueza is the sole manager of EIVC 2, LLC with sole voting and investment power over the shares of Common Stock held by it and thus EIVC 2, LLC disclaims beneficial ownership of the shares. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Lark Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098(1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 54,850 shares beneficially owned directly by Mr. Lark Isely. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons The LaRock & Luke Isely Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 91,938 shares beneficially owned directly by the LaRock and Luke Isely Trust. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons FTVC, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) OO

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 571,850 shares beneficially owned directly by FTVC, LLC, which are held for the benefit of the Margaret A. Isely Spouse's Trust and its beneficiaries, and for the benefit of the Margaret A. Isely Family Trust and its beneficiaries.  The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Charity Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% of Common Stock (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 24,624 shares beneficially owned directly by Ms. Isely.  The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Lucas Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 51,872 shares beneficially owned directly by Mr. Isely.  The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Mariah Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 86,192 shares beneficially owned directly by Ms. Isely. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

1	Names of Reporting Persons Guy Isely

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 12,940,098 (1)(2)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 13,331,707 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,331,707 (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.6% (3)

14	Type of Reporting Person (See Instructions) IN

(1) Each of the reporting persons, certain trusts or entities controlled by one or more of Kemper Isely, Zephyr Isely, Heather Isely, Elizabeth Isely, certain other Isely family members, certain custodial accounts controlled by Anthony Andueza but benefiting other Isely family members, and certain entities controlled by Mr. Andueza but owned by Isely family members (directly or indirectly through trusts) have entered into a Stockholders Agreement covering, in the aggregate, 13,331,707 shares of Common Stock of the issuer.  Pursuant to the Stockholders Agreement, among other things, all of such shares are subject to limitations on their sale and 12,940,098 of such shares are subject a voting agreements with respect to the election of directors. The parties to the Stockholders Agreement may therefore be deemed as a group to share beneficial ownership over all of the shares subject to the agreement.

(2) Includes 91,808 shares beneficially owned directly by Mr. Isely. The balance of the shares of Common Stock reported as beneficially owned are reported as such solely because the reporting person is a party to the Stockholders Agreement.

(3) The percentage of Common Stock is calculated based on an aggregate of 22,372,185 shares of Common Stock outstanding following the consummation of the issuer’s initial public offering, including the underwriters’ exercise of their overallotment option, and issuances of Common Stock upon vesting of restricted stock units granted to the issuer’s Chief Financial Officer.

CUSIP No. 63888U108

EXPLANATORY NOTE

This Schedule 13D is being filed to by the Reporting Persons identified in Item 2 below (the “Reporting Persons”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(a) promulgated thereunder, with respect to shares of Common Stock, $0.001 par value per share (the “Common Stock”) of Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the “Issuer”), held by the Reporting Persons.  The Reporting Persons are party to a Stockholders Agreement, dated July 24, 2012 (the “Stockholders Agreement”), which contains voting agreements with respect to their shares of Common Stock, as a result of which, the Reporting Persons may be deemed to be members of a group for purposes of Section 13(d)(3) of the Act.  The Reporting Persons are filing this Schedule 13D jointly with respect to the shares of Common Stock beneficially owned by them as a group.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.001 par value per share, of the Issuer.  The Issuer’s executive office is located at 12612 West Alameda Parkway, Lakewood, Colorado 80228.

Item 2.  Identity and Background.

(a)           Name of Persons Filing this Statement:

(1)           Anthony Andueza

(2)           Kemper Isely

(3)           Zephyr Isely

(4)           Heather Isely

(5)           Elizabeth Isely

(6)           CTVC, LLC

(7)           KIVC 2, LLC

(8)           ZIVC, LLC

(9)           HIVC 2, LLC

(10)         EIVC 2, LLC

(11)         Lark Isely

(12)         The LaRock & Luke Isely Trust

(13)         FTVC, LLC

(14)         Charity Isely

(15)         Lucas Isely

(16)         Mariah Isely

(17)         Guy Isely (collectively, the “Reporting Persons”).

(b)           Principal Business Address and Principal Office Address of Reporting Persons:

The principal business address and principal office address of each of the Reporting Persons is c/o Natural Grocers by Vitamin Cottage, Inc., 12612 West Alameda Parkway, Lakewood, Colorado 80228.

(c)           Present Principal Occupation or Principal Business:

(1)           Mr. Andueza is currently self-employed as a broker of nutrional supplements.

(2)           Mr. Kemper Isely is the Co-President and Chairman of the Issuer.

(3)           Mr. Zephyr Isely is the Co-President and a director of the Issuer.

(4)           Ms. Heather Isely is the Executive Vice President, Corporate Secretary and a director of the Issuer.

(5)           Ms. Elizabeth Isely is the Executive Vice President and a director of the Issuer.

(6)           CTVC, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes.  Anthony Andueza is the manager of CTVC, LLC.

(7)           KIVC 2, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes.  Anthony Andueza is the manager of KIVC 2, LLC.

CUSIP No. 63888U108

(8)           ZIVC, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes.  Anthony Andueza is the manager of ZIVC, LLC.

(9)           HIVC 2, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes.  Anthony Andueza is the manager of HIVC 2, LLC.

(10)         EIVC 2, LLC is a Colorado limited liability company created to hold shares of the Issuer’s Common Stock for investment purposes.  Anthony Andueza is the manager of EIVC 2, LLC.

(11)         Lark Isely is employed by the Issuer’s operating company in product development and product sourcing.

(12)         The LaRock & Luke Isely Trust is a trust created under the laws of Colorado for the benefit of members of the Isely family.  The co-trustees of the LaRock & Luke Isely Trust are Kemper and Zephyr Isely.

(13)         FTVC, LLC is a Colorado limited liability company created to hold investments, including shares of the Issuer’s Common Stock.  Kemper Isely, Zephyr Isely and Heather Isely are the managers of FTVC, LLC.

(14)         Charity Isely is employed by In Love Body Care as a sales manager.

(15)         Lucas Isely is employed by the operating subsidiary of the Issuer as an operations manager.

(16)         Mariah Isely is a retail store owner at Cultivate.

(17)         Guy Isely is a graduate student.

(d)                During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 All of the natural persons set forth under Item 2(a) above are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons, as a group, were acquired in a holding company reorganization in connection with the Issuer’s initial public offering, in which the then existing shareholders of Vitamin Cottage Natural Food Markets, Inc. (now the issuer’s wholly-owned subsidiary and operating company) exchanged their shares of capital stock in the operating company for a ratable percentage of shares of Common Stock of the Issuer (the “Reorganization”).  The Reporting Persons previously acquired shares in the operating company for cash, assets, services or other consideration, or by gift.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock in the Reorganization.  The Reporting Persons hold their shares of Common Stock primarily for investment purposes.  The Reporting Persons have entered into a Stockholders Agreement pursuant to which they have, among other things, agreed to limitations on the sale of their shares of the Issuer’s Common Stock and, with respect to 12,940,098 of the shares subject to the Stockholders Agreement, a voting agreement with respect to the election of directors.  As a result of the voting provisions contained in the Stockholders Agreement, the Reporting Persons control more than 50% of the voting power of common shares for the election of directors, ensuring that the Issuer qualifies as a controlled company within the meaning of the New York Stock Exchange governance standards.  The Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, or take actions with respect to such matters.

Item 5.  Interest in Securities of the Issuer.

(a)                                  To the best knowledge of the Reporting Persons, as of August 6, 2012, there were 22,372,185 shares of Common Stock outstanding following the consummation of the Issuer’s initial public offering including the underwriters’ exercise of their overallotment option, and issuances of

CUSIP No. 63888U108

Common Stock upon vesting of restricted stock units granted to the Issuer’s Chief Financial Officer.  The Reporting Persons, who comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1933, beneficially own in the aggregate 13,331,707 shares of Common Stock, which constitutes 59.6% of the total outstanding shares of Common Stock.  Mr. Andueza is deemed to beneficially own 13,332,504 shares of Common Stock, including his direct ownership of 797 shares.

(b)                                 The information in Items 1 through 14 on each of the cover pages of this Schedule 13D is incorporated herein by reference in response to Item 5(b).

(c)                                  Reporting Persons have effected transactions in the shares of the Common Stock during the past 60 days as follows:

(1)           In connection with the Issuer’s Reorganization prior to its initial public offering, Kemper Isely acquired, in exchange for his outstanding shares of the Issuer’s operating company, 4,340,390 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, Mr. Isely sold 1,242,988 shares of Common Stock on July 30, 2012 at $15.00 per share.

(2)           In connection with the Issuer’s Reorganization prior to its initial public offering, Zephyr Isely acquired, in exchange for his outstanding shares of the Issuer’s operating company, 4,305,558 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, Mr. Isely sold 1,140,374 shares of Common Stock on July 30, 2012 at $15.00 per share.

(3)           In connection with the Issuer’s Reorganization prior to its initial public offering, Heather Isely acquired, in exchange for her outstanding shares of the Issuer’s operating company, 1,581,271 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, Ms. Isely sold 931,020 shares of Common Stock on July 30, 2012 at $15.00 per share.

(4)           In connection with the Issuer’s Reorganization prior to its initial public offering, Elizabeth Isely acquired, in exchange for her outstanding shares of the Issuer’s operating company, 1,894,727 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, Ms. Isely sold 640,421 shares of Common Stock on July 30, 2012 at $15.00 per share.

(5)           In connection with the Issuer’s Reorganization prior to its initial public offering, CTVC, LLC acquired, in exchange for its outstanding shares of the Issuer’s operating company, 1,204,100 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, CTVC, LLC sold 166,161 shares of Common Stock on July 30, 2012 at $15.00 per share.

(6)           In connection with the Issuer’s Reorganization prior to its initial public offering, KIVC 2, LLC acquired, in exchange for its outstanding shares of the Issuer’s operating company, 572,097 shares of Common Stock on July 27, 2012.

(7)           In connection with the Issuer’s Reorganization prior to its initial public offering, ZIVC, LLC acquired, in exchange for its outstanding shares of the Issuer’s operating company, 616,254 shares of Common Stock on July 27, 2012.

(8)           In connection with the Issuer’s Reorganization prior to its initial public offering, HIVC 2, LLC acquired, in exchange for its outstanding shares of the Issuer’s operating company, 478,788 shares of Common Stock on July 27, 2012.

(9)           In connection with the Issuer’s Reorganization prior to its initial public offering, EIVC 2, LLC acquired, in exchange for its outstanding shares of the Issuer’s operating company, 295,249 shares of Common Stock on July 27, 2012.

(10)         In connection with the Issuer’s Reorganization prior to its initial public offering, Lark Isely acquired, in exchange for his outstanding shares of the Issuer’s operating company, 129,057 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, Mr. Isely sold 74,207 shares of Common Stock on July 30, 2012 at $15.00 per share.

CUSIP No. 63888U108

(11)         In connection with the Issuer’s Reorganization prior to its initial public offering, the LaRock & Luke Isely Trust acquired, in exchange for its outstanding shares of the Issuer’s operating company, 129,057 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, the trust sold 37,119 shares of Common Stock on July 30, 2012 at $15.00 per share.

(12)         In connection with the Issuer’s Reorganization prior to its initial public offering, FTVC, LLC acquired, in exchange for its outstanding shares of the Issuer’s operating company, 627,800 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, FTVC, LLC sold 55,950 shares of Common Stock on July 30, 2012 at $15.00 per share.

(13)         In connection with the Issuer’s Reorganization prior to its initial public offering, Charity Isely acquired, in exchange for her outstanding shares of the Issuer’s operating company, 34,851 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, Ms. Isely sold 9,957 shares of Common Stock on July 30, 2012 at $15.00 per share.

(14)         In connection with the Issuer’s Reorganization prior to its initial public offering, Lucas Isely acquired, in exchange for his outstanding shares of the Issuer’s operating company, 51,872 shares of Common Stock on July 27, 2012.

(15)         In connection with the Issuer’s Reorganization prior to its initial public offering, Mariah Isely acquired, in exchange for her outstanding shares of the Issuer’s operating company, 103,745 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, Ms. Isely sold 17,553 shares of Common Stock on July 30, 2012 at $15.00 per share.

(16)         In connection with the Issuer’s Reorganization prior to its initial public offering, Guy Isely acquired, in exchange for his outstanding shares of the Issuer’s operating company, 103,745 shares of Common Stock on July 27, 2012.  As a selling stockholder in the initial public offering, Mr. Isely sold 11,937 shares of Common Stock on July 30, 2012 at $15.00 per share

(17)         Anthony Andueza purchased 650 shares of the Issuer’s Common Stock on July 25, 2012 at $15.00 per share, and sold 333 shares of the Issuer’s Common Stock on July 26, 2012 at $18.95 per share, in each instance prior to becoming subject to Section 16 of the Securities Exchange Act of 1934 with respect to the Issuer’s Common Stock.  Mr. Andueza purchased 480 shares of the Issuer’s Common Stock on August 1, 2012 on the open market at $20.30 per share.

(d)                                 No other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of Common Stock beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders Agreement

The Reporting Persons are party to the Stockholders Agreement, pursuant to which they have agreed to, among other things, certain voting agreements and limitations on the sale of shares of the Common Stock.  Only the Reporting Persons, or the entities over which Reporting Persons exercise control, are subject to the limitations on voting, while all of the parties to the agreement are subject to the limitations on sale.  Parties subject to the limitations on the sale of shares of Common Stock have agreed not to transfer any shares except pursuant to the permitted transfer provisions of the Stockholders Agreement.

Parties subject to the voting provisions of the agreement have agreed that they will vote all of their Common Stock in the election of directors as directed by at least three of Kemper Isely, Zephyr Isely, Heather Isely and Elizabeth Isely. If two or more of Kemper Isely, Zephyr Isely, Heather Isely and Elizabeth Isely were to die or if at least three of them are unable to reach an agreement 20 days prior to the relevant meeting, the voting direction will be given by a majority of the independent directors. Isely voting group members have agreed to cast and submit by proxy to the Issuer their votes in a manner consistent with these voting provisions at least five days prior to the scheduled date of any annual or special meeting of stockholders.

CUSIP No. 63888U108

The stockholders agreement expires on the date upon which 50% or more of our fully-diluted stock is owned by persons other than the Isely voting members. The stockholders agreement may be amended, modified, supplemented or restated by the written agreement of 85% of the shares party to the stockholders agreement.  Disputes that relate to the subject matter of the stockholders agreement are subject to arbitration pursuant to the terms of the agreement.

Registration Rights Agreement

The Reporting Persons are party to a Registration Right Agreement, dated July 24, 2012, among the Issuer and certain stockholders of the Issuer, pursuant to which the Issuer has granted registration rights with respect to shares of Common Stock owned by them, including demand registration rights, shelf registration rights and “piggyback” registration rights, as well as customary indemnification.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1

Form of Stockholders Agreement, by between and among Natural Grocers by Vitamin Cottage, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.32 to Amendment No. 3 to Form S-1 filed on July 12, 2012).

Exhibit 2

Form of Registration Rights Agreement by and among Natural Grocers by Vitamin Cottage, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to Form S-1 filed on July 5, 2012).

Exhibit 3	Joint Filing Agreement between Natural Grocers by Vitamin Cottage, Inc. and each of the reporting persons named in this Schedule 13D.

Exhibit 4	Powers of Attorney granted by each of the reporting persons named in this Schedule 13D.

CUSIP No. 63888U108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2012

	By:	*
Anthony Andueza

	By:	/s/ Kemper Isely
Kemper Isely

	By:	*
Zephyr Isely

	By:	*
Heather Isely

	By:	*
Elizabeth Isely

CTVC, LLC

	By:	*
Anthony Andueza, its Manager

KIVC 2, LLC

	By:	*
Anthony Andueza, its Manager

ZIVC, LLC

	By:	*
Anthony Andueza, its Manager

HIVC 2, LLC

	By:	*
Anthony Andueza, its Manager

EIVC 2, LLC

	By:	*
Anthony Andueza, its Manager

	By:	*
Lark Isely

THE LAROCK & LUKE ISELY TRUST

	By:	/s/ Kemper Isely
Kemper Isely, Co-Trustee

CUSIP No. 63888U108

		By:	*
Zephyr Isely, Co-Trustee
FTVC, LLC

		By:	/s/ Kemper Isely
Kemper Isely, Manager

		By:	*
Zephyr Isely, Manager

		By:	*
Heather Isely, Manager

		By:	*
Charity Isely

		By:	*
Lucas Isely

		By:	*
Mariah Isely

		By:	*
Guy Isely

* By:	/s/ Kemper Isely
Kemper Isely, attorney-in-fact

CUSIP No. 63888U108

Exhibit Index

Exhibit 1

Form of Stockholders Agreement, by between and among Natural Grocers by Vitamin Cottage, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.32 to Amendment No. 3 to Form S-1 filed on July 12, 2012).

Exhibit 2

Form of Registration Rights Agreement by and among Natural Grocers by Vitamin Cottage, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to Form S-1 filed on July 5, 2012).

Exhibit 3	Joint Filing Agreements between Natural Grocers by Vitamin Cottage, Inc. and each of the Reporting Persons named in this Schedule 13D.

Exhibit 4	Powers of Attorney granted by each of the Reporting Persons named in this Schedule 13D.